Eric J. Gervais Attorney 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8362 fax: 816.983.8080 eric.gervais@huschblackwell.com

July 13, 2010

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:	Tortoise North American Energy Corporation (the “Fund”)
File Numbers 811-21700 & 333-166089

To the Commission:

On April 15, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”).  The filing was made for the purpose of registering an indeterminate number of shares of common stock, preferred stock and debt securities to be offered on an immediate, continuous or delayed basis.

The Fund received comments on the filing from Larry L. Greene of the Securities and Exchange Commission (the “Commission”) staff via letter dated May 12, 2010.  The following sets forth the comments of the Commission staff and the Fund’s response to those comments.  The Fund has simultaneously filed Pre-Effective Amendment No. 1 to the registration statement to respond to the comments received from the Commission staff.

General

1.           Comment:  We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing.  In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

Response:  The Fund will include the suggested cover letter in future filings.

2.           Comment:  Provide the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board’s leadership structure and the skills and qualifications of board members.  See Investment Company Act Release No. 29092 (December 16, 2009).

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Response:  The disclosure has been added to the statement of additional information.

3.           Comment:  At an appropriate location in the filing provide the disclosure that may be appropriate under the Commission’s recent interpretive release regarding climate change including regulatory or physical impacts of global warming on companies.  See, Securities Act of 1933 Release No. 9106 (December 16, 2009).

Response:  The Fund has added disclosure consistent with the referenced interpretive release.

4.           Comment:  Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present.

Response:  The Fund believes that the requested disclosure is provided under the heading “Risk Factors – Company Risks – Capital Markets Volatility Risk.”

5.           Comment:  The investment objective of the Fund is to “seek a high level of total return with an emphasis on distribution income paid to stockholders.”  Total return is commonly understood to consist of capital appreciation and income, yet the Fund includes return of capital distributions from portfolio companies as income.  Please reconcile this discrepancy.  Also, the Fund’s investment objective includes “an emphasis on distribution paid to stockholders.”  Are the distributions paid by the Fund an “investment” objective, or an operational goal or plan?

Response:    The Fund has revised the referenced disclosure in a manner consistent with the changes discussed with Richard Pfordte and Larry Greene of the Commission staff in a telephone conversation on June 16, 2010 in connection with a similar comment relating to Tortoise MLP Fund, Inc.

Prospectus Cover

6.           Comment:  Add disclosure to the second paragraph regarding the Fund’s ability to sell below net asset value.  Further, disclose that proceeds from sales by stockholders will go to the stockholders and not the Fund.

Response:  The Fund discusses its ability to sell below net asset value in numerous places, including under the headings “Risk Factors – Market Discount Risk,” “Risk Factors – Dilution Risk” and “Description of Securities – Issuance of Additional Shares.”  As such, and because the prospectus supplement relating to any sale of shares below net asset value would provide further disclosure regarding such a sale (including stating on the cover of such prospectus supplement that shares were being sold below net asset value), the Fund has not added the disclosure regarding its ability to sell below net asset value.  The disclosure regarding receipt of proceeds has been revised as requested.

July 13, 2010 page 3

Prospectus

7.   Comment:  Please define or list the countries the Fund deems to be in North America.

Response:  The Fund believes that North America is a commonly accepted term referring to the northern continent of the Americas.  As such the disclosure has not been revised.

8.   Comment:  Delete the following sentence from disclosure appearing at the bottom of page i or explain the duty to update:  “The information appearing in this prospectus and in any prospectus supplement is accurate only as of the dates on their covers.”

    Response:  The disclosure has been revised to reflect that the Fund will advise investors of material changes in the applicable prospectus supplement.

9.   Comment:  Similarly, delete the following sentence from the second paragraph of the discussion captioned “Cautionary Notice Regarding Forward-Looking Statements” or specify when the securities laws do not require updates to forward looking statements:  “Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement.”

        Response:  The disclosure has been revised as requested.

10.          Comment:  Add the indicated underlined term to the first sentence of the discussion captioned “Prospectus Summary”:  “We seek to provide our stockholders with an efficient vehicle to invest in a portfolio of equity securities of companies in the energy sector with their primary operations in North America, including Master Limited Partnerships (“MLPs”).”  Add disclosure to the third paragraph of this disclosure to the effect that there is no assurance that the letter of credit will be renewed.

Response:  The disclosure has been revised as requested in the first sentence.  The unsecured credit facility has been renewed and remains in effect through June 20, 2011.  The disclosure in the third paragraph has been revised to reflect that.

11.           Comment:  Revise the paragraph sub-captioned “Investment Adviser” to indicate that one of the “five publicly traded closed-end management investment companies” has elected to be regulated as a business development company under the 1940 Act.

Response:  The disclosure has been revised as requested.

12.           Comment:  Define the term “primary” appearing in the following sentence under the sub-caption “Prospectus Summary — Principal Investment Policies”:  “Under normal circumstances, we invest at least 80% of our total assets (including assets we obtain through

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 leverage) in equity securities of companies in the energy sector with their primary operations in North America.” (Emphasis added.)  Does it mean more than 50% of assets or revenue?

Response:  The disclosure has been revised to reflect the Fund’s position that a company has its primary operations in North America if it derives more than 50% of its revenue from operations in North America.

13.           Comment:  Explain whether the following underlined disclosure appearing under the sub-caption “Use of Leverage by the Company” is deemed to be a nonfundamental Fund policy:  “We reserve the right at any time to use financial leverage to the extent permitted by the 1940 Act (50% of total assets for preferred stock and 331/3% of total assets for senior debt securities) or we may elect to reduce the use of leverage or use no leverage at all.”  (Emphasis added.)  If so, the Fund should revise and correct the definition of total assets in the immediately preceding discussion, to wit:  “The term total assets includes assets obtained through leverage for the purpose of each nonfundamental investment policy.”

Response:  The Fund’s use of leverage is a fundamental investment policy and such policy is set forth in the Statement of Additional Information under the heading “Investment Limitations – Fundamental Investment Limitations.”  The emphasis added language referred to above simply states the 1940 Act limitations on leverage.  In addition, the final sentence referenced above is correct as written.  As such, the disclosure has not been revised.

14.           Comment:  Revise the discussion sub-captioned “Company Risks — Capital Markets Volatility Risk” by adding a brief explanation of the history referred to in the following sentence:  “If the value of our investments decline or remain volatile, there is a risk that we may be required to reduce outstanding leverage, which could adversely affect our stock price and ability to pay distributions at historical levels.”  (Emphasis added.)

Response:  The disclosure has been revised to eliminate the use of  “historical levels” and more accurately describe what was intended by the phrase.

15.           Comment:  With respect to the discussion sub-captioned “Canadian Royalty and Income Trust Risk,” disclose that royalty or income trusts are pooled entities that involve layering or duplication of managerial fees and expenses.

Response:  The Fund does not intend to invest in Canadian royalty or income trusts that involve layering or duplication of managerial fees or expenses.  As such, the disclosure has not been revised.

16.           Comment:  Disclosure sub-captioned “Risks Associated with Investing in MLPs — MLP Risk” states that the Fund:  “invest primarily in equity securities of MLPs and their affiliates.”  (Emphasis added.) Define the underlined term.

July 13, 2010 page 5

Response:  The disclosure has been revised by adding a cross-reference to the Fund’s discussion under the heading “Equity Securities of MLP Affiliates.”

17.           Comment:  Revise the discussion sub-captioned “Additional Risks to Senior Security Holders” by adding a definition of what the Fund means by the terms debt and preferred.

Response:  The disclosure has been revised as requested.

18.           Comment:  The proviso paragraph following the caption “Summary of Company Expenses” discusses the assumptions upon which the fee table is based.  Explain why the table is based on the Fund’s capital structure or net assets as of November 30, 2009.  With respect to the second sentence explain the “requirement” which dictates that the table be based on November 30, 2009.  Form N-1A requires a fund to use numbers for the last fiscal year (and restate of changes).  Form N-2 does not require such restatement.

Response:  The referenced table was based on the most recent financial statements available at the time of filing.  The table has been revised to include information as of  February 28, 2010, the date of the Fund’s most recently published financial statements.  The “requirement” reference in the second sentence reflects the fact that the table shows expenses as a percentage of net assets and not as a percentage of gross assets or Managed Assets.

19.           Comment:  Revise the fee table consistent with the following:

(a)
first, in light of the Fund’s ability to invest in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See, Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the indirect expenses will not exceed one basis point,

(b)	second, explain to the staff the basis or assumptions underlying the disclosure in the table indicating that the Fund will incur zero expenses regarding “Current Income Tax” and “Deferred Income Tax,”
(c)
third, reconcile the disclosure appearing under the caption “Example” regarding the assumption of increasing expenses in years 1, 2, and 3 through 10, with the assumption required by General Instruction 1la. to Form N-2,

(d)	fourth, explain to the staff whether the-Example reflects net or gross expenses for the entire period shown,
(e)	fifth, revise Footnote 4 as follows: “Other Expenses are based on estimated amounts ~~incurred~~ for the current fiscal year ~~ended November 30, 2009~~. See Instruction 6 to Item 3.1,
(f)	sixth, downsize Footnote 6,
(g)	seventh, with respect to the discussion in Footnote 7 regarding the adviser’s agreement to waive fees, confirm that the adviser or an affiliate may not recover any waived amounts,

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(h)	eighth, disclose that the .10% waiver in Footnote 7, is not reflected in the fee table, and confirm to the staff that the Example excludes this waiver,
(i)	ninth, disclose that the .05% waiver of managed assets discussed in Item (ii) in Footnote 7 is equivalent to .10% of net assets to common shareholders based on the estimated amounts of leverage,
(j)
tenth, Footnote 7 states the amount of waivers as a percent of Managed Assets, while the table to which it refers is based on net assets, please disclose in the footnotes how these amounts are connected,

(k)
eleventh, in light of the percentages mentioned in Footnote 7, the note seems clearly to be based on the table appearing in Footnote 6 and not the fee table to which this footnote applies, please revise and correct this presentation, and

(l)	twelfth, since the waiver is for less than a year, delete the last two line items under “Annual Expense”.

Response:

(a)	The Fund hereby confirms that indirect expenses will not exceed one basis point.
(b)
In making its determination regarding “Current Income Tax” the Fund includes its estimated liability for the current fiscal year and, absent the ability to forecast future current tax liabilities, assumes the same liability in future periods covered by the table.  In making its determination regarding “Deferred Income Tax” the Fund looks at its most recently completed fiscal year to see whether the Fund had a deferred tax liability or a deferred tax benefit.  If, as in the case of the Fund’s fiscal year ending November 30, 2009, the Fund most recently had a deferred tax benefit, it assumes a deferred income tax expense of 0.00% for the period covered by the table.  This is discussed in Footnote 5.  The treatment of “Current Income Tax” and “Deferred Income Tax” is consistent with prior filings of similar funds within the complex and follows disclosure previously agreed upon with the SEC’s accounting staff.

(c)
The disclosure reflects the fact that the Fund’s investment adviser has agreed to waive a portion of its fee in varying amounts through the end of calendar year 2011, and that as such the fees paid by investors will increase over the course of time.  The Fund believes that an assumption that does not reflect the expiration of the fee waiver would provide investors with an inaccurate and artificially low sense of the expenses they should expect over time along with a correspondingly inaccurate and artificially high sense of the returns they might expect over time.

(d)	The example reflects net expenses for the period shown.
(e)	The disclosure has been revised as requested.
(f)	The disclosure has been revised as requested
(g)	The Fund hereby makes such confirmation
(h)	As discussed in response to (c), above, the example does reflect the applicable contractual fee waivers.
(i)	The Fund does not believe this statement to be accurate and has not revised the disclosure.

July 13, 2010 page 7

(j)	The disclosure has been revised to disclose the Fund’s definition of Managed Assets.
(k)
Footnote 7 applies equally to the main fee table and the table presented in footnote 6.  Footnote 7 references Managed Assets because the fee paid to the adviser is based on Managed Assets.  As indicated in response to (j), above, footnote 7 has been revised to disclose the Fund’s definition of Managed Assets..

(l)	The fee waiver referenced in footnote 7 is in effect through the end of calendar year 2011. As such, the disclosure has not been revised.

20.           Comment:  Further, the fee table shows 2.56% for total annual expenses and 2.45% for net annual expenses.  The annual report for year end November 30, 2009 has 3.43% for total expenses and 3.31% for net annual expenses.  Why does the fund show lower expense ratios in the fee table than what is in the annual report?

Response:  The expenses shown in the Fund’s annual report for the year ended November 30, 2009 reflect the fact that the Fund was a standalone entity for 10 months of its last fiscal year prior to the reorganization of Tortoise Gas and Oil Corporation into the Fund  The fee table reflects the anticipated expenses for the Fund following the reorganization.  These expenses are anticipated to be lower due to the economies of scale associated with the increased size of the Fund and also the contractual fee waivers agreed to in connection with the reorganization.

21.           Comment:  Revise the second sentence of the proviso paragraph following the caption “Financial Highlights” as follows:  “The information in this table ~~is derived from our financial statements~~ has been audited by Ernst & Young LLP, whose report, along with our ~~on such~~ financial statements, is contained in our 2009 Annual Report and is incorporated by reference into the statement of additional information, both of which are available from us upon request.”

Response:  The Fund believes that the requested changes would lead an investor to believe that the Financial Highlights table in the prospectus has been audited.  While the table is the same as the table in the Fund’s audited financial statements, the table in the prospectus has not itself been audited.  In addition, the Fund believes that the original language is consistent with disclosure provided by many other filers on Form N-2.  As such, the disclosure has not been revised.

22.           Comment:  If the Fund invests or may invest in foreign or emerging market investments add appropriate strategy and risk disclosure to the discussion captioned “The Company - Investment Securities.” Similarly, if the Fund invests in unsponsored depository receipts add appropriate strategy and risk disclosure.

Response:  If the Fund invests in foreign markets it would invest in U.S. dollar denominated securities or Canadian dollar denomiated securities and such investments would be a very insignificant portion of the Fund’s total assets.  The Fund believes appropriate

July 13, 2010 page 8

disclosure appears under the headings "Investment Objective and Principal Investment Strategies - Energy Company Issuers - Canadian Royalty and Income Trusts," "Investment Objective and Principal Investment Strategies - Investment Securities - Canadian Royalty and Income Trust Securities" and "Risk Factors - Company Risks - Canadian Royalty and Income Trust Risk." The Fund does not intend to invest in emerging market investments or unsponsored depository receipts.

23.           Comment:  Disclosure in the first paragraph of the discussion captioned “Leverage — Use of Leverage” states that:  “We generally will not use leverage unless we believe that leverage will serve the best interests of our stockholders.” (Emphasis added.) Please delete the word “generally” or explain under what circumstance the Fund might use leverage when doing so would not be in the best interest of shareholders.

Response:  The disclosure has been revised as requested.

24.           Comment:  Given that the Fund is nondiversified, we suggest that you replace the underlined term in the following disclosure appearing under the discussion captioned “Risk Factors — Industry Concentration Risk” with another more appropriate term or phrase:  “Because we are specifically focused on the energy sector, we may present more risks than if we were broadly diversified over numerous industries and sectors of the economy.” (Emphasis added.)

Response:  The disclosure has been revised as requested.

25.           Comment:  The discussion captioned “Risk Factors — Valuation Risk” indicates that market quotes for MLP restricted or convertible units and securities of private companies generally is not available.  Revise the disclosure to confirm, as suggested in this disclosure, that the Fund will acquire such securities where the issuer has a marketable outstanding common share counterpart.

Response:  The Fund may, as is disclosed under the heading “Risk Factors – Restricted Security Risk,” invest up to 50% of its total assets in restricted securities for which no public trading market exists, all of which may be illiquid securities and all of which may be issued by privately held companies.  The disclosure has been revised to reflect that outstanding common share counterparts may not be available.

26.           Comment:  Revise the following disclosure appearing under the sub-caption “Nondiversification Risk” by deleting the indicated clause:  “To the extent we invest a relatively high percentage of our assets in the obligations of a limited number of issuers, we may be more susceptible than a ~~more widely~~ diversified investment company to any single economic, political or regulatory occurrence.” (Emphasis added.)

July 13, 2010 page 9

Response:  The disclosure has been revised as requested.

27.           Comment:  With respect to the discussion captioned “Risks Associated with Investing in Companies in the Energy Sector — Regulatory Risk,” consider whether this disclosure should be revised in light of the recent West Virginia coal mine disaster or the BP oil rig explosion, fire and massive spill currently unfolding in the Gulf of Mexico.

Response:  The Fund believes that its disclosure under the heading “Risk Factors - Risks Associated with Investing in Companies in the Energy Sector – Operating Risk” addresses the  potential risks associated with the recent coal mine disaster and oil spill.

Statement of Additional Information

28.           Comment:  Fundamental Investment Limitation No. 4 states that the Fund will concentrate in the group of industries constituting the North American energy sector.  List the industries comprising this sector.

Response:  The disclosure has been revised as requested.

29.           Comment:  Revise Non-Fundamental Investment Policy No. 1 to indicate that the 60 day notice will be written.  Disclosure in the paragraph following this list states that:  “Unless otherwise stated, all investment restrictions apply at the time of purchase and we will not be required to reduce a position due solely to market value fluctuations.” As appropriate, add disclosure pointing out that § 18(a) does require certain actions by the Fund if its asset coverage falls below certain levels.  In addition, reconcile this disclosure with disclosure in the first paragraph of the next captioned discussion, “Investment Objective and Principal Investment Strategies.”

Response:  The disclosure has been revised to reflect that the 60 day notice will be in writing.  The referenced disclosure simply clarifies that when the Fund states that, for example,  as a nonfundamental policy it will invest no more than 50% of its assets in restricted securities, such restriction applies only at the time the Fund makes an investment.  Thus, for example, if on a certain day the Fund makes an investment that results in 50% of its assets being invested in restricted securities, it will not be required to take action if 5 days later the value of its assets has changed such that restricted securities now represent 52% of its assets.  The Fund does not believe the restrictions of § 18(a) are implicated by the disclosure.  As such, the disclosure has not been revised.

30.           Comment:  Disclosure, sub-captioned “Investment Objective and Principal Investment Strategies - Investments - Other Investment Companies” indicates that the Fund may invest in other investment companies.  If the Fund may invest in unregistered funds, such as hedge funds

July 13, 2010 page 10

or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

Response:  The Fund does not intend to invest in hedge funds and believes that its disclosure is appropriate for the types of investments it intends to makes.

31.           Comment:  The discussion captioned “Net Asset Value” discloses the following:  “For purposes of determining the net asset value of a share of common stock, our net asset value will equal the fair value of our total assets . . .” Throughout this discussion fair value is equated with and referred to as a market based valuation methodology.  Revise this discussion consistent with §2(a)(41) and Rule 2a(4) under the 1940 Act.

Response:  The referenced disclosure has been revised to clarify the Fund’s valuation methodology.

*           *           *           *           *           *           *           *           *           *           *

If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Very truly yours,

/s/ Eric J. Gervais
Eric J. Gervaia